Mail Stop 3561

October 30, 2009

Robert M. Knight, Jr.
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

> **Re:** **Union Pacific Corporation**
> **File No. 001-06075**
> **Form 10-K: For the fiscal year ended December 31, 2008**
> **Form 10-Q: For the quarterly period ended March 31, 2009**

Dear Mr. Knight:

We have reviewed your September 29, 2009 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Investing Activities, page 38

1. Refer to your response to our prior comment number 4. You state that the table on page 38 of your Form 10-K for the fiscal year ended December 31, 2008 is designed to show how you manage your capital programs. However, we believe that your table would be more meaningful to the readers of your financial statements if it was supplemented by additional tabular disclosure and/or a narrative discussion of (i) the number of track miles of rail replaced, (ii) the

number of crossties replaced, (iii) the number of new track miles of rail installed, (iv) the number of new crossties installed, (v) the number of track miles of rail resurfaced, and (vi) any additional information that would allow readers to further analyze the factors contributing to the fluctuations in your capital expenditures. In this regard, also consider expanding the tabular disclosure currently presented on page 38 to separately quantify your capital expenditures related to the replacement of rail, the replacement of ties, resurfacing activities, and any other significant activities related to the replacement or renewal of your existing depreciable road assets and/or infrastructure. Please provide your proposed expanded disclosure as part of your response.

Critical Accounting Policies

Property and Depreciation, page 49

2. Please refer to your response to our prior comment number 3. We note that you do not recognize a gain or loss upon the normal retirement (or replacement) of depreciable rail property accounted for pursuant to the group method of depreciation, as you assume that, on average, such assets are fully depreciated at the time that they are retired. However, we note that your response does not (i) explain how you distinguish between normal and abnormal retirements of your depreciable rail assets or (ii) discuss your accounting treatment for abnormal retirements. In this regard, while it appears reasonable for you to characterize the replacements of depreciable rail assets that have reached or exceeded their expected service lives as normal retirements, it is not clear from your response or your disclosure how you determine the appropriate characterization for replacements of depreciable rail assets that occur prior to the end of such assets' expected service lives. More specifically, it appears that circumstances could exist for which it would be appropriate to evaluate whether the replacement of depreciable rail assets prior to the end of their expected service lives reflects or suggests an abnormal retirement. Given that it is inherent under group depreciation that a significant portion of your depreciable rail assets will not reach their expected service lives prior to retirement (e.g., per your response, 45 percent of the depreciable rail assets that you retired in fiscal year 2008 did not reach their expected service lives), we believe that it is important for you to disclose how you evaluate whether premature asset replacements should be characterized as normal or abnormal retirements. Furthermore, we believe that your accounting policy regarding property and depreciation should specifically address the accounting treatment applied to abnormal retirements. Please expand the disclosure in the "Critical Accounting Policies" section of MD&A and the footnotes to your financial statements, as appropriate. In addition, please provide your proposed expanded disclosure as part of your response.

3. Per your response to our prior comment number 3, you assume that, on average, your company's rail property is fully depreciated upon normal retirement. We

note that the validity of your assumption depends upon the accuracy of (i) your estimated service lives for each of your rail categories (i.e., measured in millions of ton-miles per mile) and (ii) your composite depreciation rates for your company's other depreciable rail property – both of which are determined based upon your depreciation studies. Given (a) the complexity of your depreciation studies, (b) the significant estimates, significant assumptions, and degree of judgment required to perform your depreciation studies, and (c) the impact of the results of your depreciation studies on your estimated asset lives and reported operating performance, we believe that your disclosure regarding "property and depreciation" in the "Critical Accounting Policies" section of MD&A should be expanded to include a detailed discussion of the material uncertainties associated with your depreciation studies. In this regard, please expand your disclosure to discuss information including, but not limited to, the following:

- the manner in which your depreciation studies are performed;
- factors that could cause variability in the results of your depreciation studies or the estimated asset service lives derived from your depreciation studies;
- the nature of any material assumptions or estimates either included in your depreciation studies or required to derive the estimated asset service lives from your depreciation studies;
- the sources of the information incorporated into your depreciation studies, including the underlying basis for any material assumptions and/or estimates;
- the reasons why the estimates and assumptions incorporated in your depreciation studies, as well as the estimated depreciable lives derived from your depreciation studies, are subject to change;
- the accuracy of your estimates of the service lives of your depreciable rail assets in the past – including a discussion and/or quantification of specific adjustments that you have made to your composite rates or estimated depreciable lives, the factors that you believe contributed in such adjustments, and the expected impact of current adjustments on your reported depreciation expense; and
- whether the estimated service lives applied to your depreciable rail assets are reasonably likely to change in the future, including a discussion of any known factors that are expected to impact your estimates or the underlying assumptions.

For further guidance, please refer to Section V of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please provide your proposed expanded disclosure as part of your response.

4. We have reviewed your response to our prior comment number 4, as well as the proposed disclosure provided as part of your response to our prior comment number 5. However, we do not believe that your proposed disclosure fully

explains the significance of the assumptions and degree of uncertainty underlying your estimates of the historical installation costs of your replaced road assets. Based upon your response to our prior comment number 4, we note that it is impractical for you to track the original installation costs of the individual assets that comprise the asset groups that you use for depreciation purposes. As such, it appears that upon the retirement of road assets, you estimate those assets' historical installation costs using information such as (i) the current replacement cost, (ii) the average age at which your assets are retired based upon your depreciation studies, and (iii) the Bureau of Labor Statistics' inflation indices for the most significant asset components (e.g., steel and labor indices are used for rail). Given the nature of the assumptions and degree of judgment required to estimate the historical installation cost of road assets that are replaced, as well as the significance of your rail replacement activities, we believe that the uncertainties related to your estimates should be discussed in the "Critical Accounting Policies" section of your MD&A in significantly greater detail. In this regard, please expand your MD&A disclosure to provide a detailed discussion of the assumptions and variability attributable to your historical cost estimates. Please provide your proposed expanded disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 9. Properties

Property and Depreciation, page 76

5. For each of your last three fiscal years, please tell us the amount of costs capitalized for the replacement of depreciable rail property that was not contemplated in your original capital program for the respective fiscal year.

6. We have reviewed your response to our prior comment number 5, as well as your proposed revisions to your footnote disclosure. However, we believe that your proposed disclosure should be expanded further to disclose the approximate percentage of your rail (i.e., based upon gross capitalized costs) that is located in high-density corridors, and therefore, depreciated pursuant to the unit of production method. In addition, we believe that you should further clarify for readers that the expected service life of your rail located in high-density corridors differs depending upon the category of rail, which is determined based upon rail weight, rail condition (e.g., new or secondhand), and rail characteristics (e.g., tangent or curve). Finally, if the expected service lives of your nine categories of rail located in high-density corridor differ significantly from one another, we believe that it may be meaningful to disclose the related range of expected service lives or composite depreciation rates, in addition to your current disclosure of the weighted-average composite rate for all rail. Please provide your proposed

expanded disclosure as part of your response.

7. Refer to your response to our prior comment number 7. In your response, you quote the Accounting Research Manager's guidance, which states that "costs should be capitalized when they appreciably extend the life … of the property, and should be expensed when they do not." In addition, you define an extension of life as an expenditure that results in future economic benefits by enabling the use of an asset beyond its current estimated useful life. Based upon your definition of an extension of life, as well as your accounting policy, we do not concur with your conclusion that the costs attributable to rail grinding qualify for capitalization. We note from your response that you have capitalized rail grinding costs because you believe that the grinding is a replacement alternative, rather than the maintenance of depreciable rail assets. However, we note that rail grinding does not enable you to use your existing rail beyond its current estimated useful life, which would be the period over which you depreciate your rail. More specifically, you state in your response that rail grinding has been factored into the estimated service lives of your rail. As such, grinding appears to be a maintenance activity that is required for your rates of depreciation to be accurate. Therefore, the capitalization of rail grinding costs does not appear to comply with the criteria established by your own accounting policy. Furthermore, pursuant to footnote 10 to SFAS No. 142, factoring grinding into the estimated life of your rail would only appear appropriate if grinding were deemed to be a maintenance activity (i.e., not a capitalizable enhancement).

In addition, you state that you capitalize costs attributable to rail grinding because you believe that the grinding allows you to operate at higher speeds and maintain a more fluid system, which increases your capacity. In this regard, you have cited improvements in rail profile, rail surface, and rail shape as examples of the direct benefits obtained from grinding. However, it appears that the benefits which you believe are achieved through rail grinding merely reflect the return of rail to its original condition, as opposed to enhancements above the original capacity, safety, or functionality of your rail. We believe the accounting literature related to costs that extend the life, increase the capacity, or improve the safety or efficiency of property requires the condition of the property to be improved after the costs are incurred as compared with the condition of that property when originally constructed or acquired. In this regard, refer to paragraph 1 of EITF 90-8. Also, refer to example 2 of Exhibit 90-8A to EITF 90-8, as the circumstances described in the example appear to be analogous to rail grinding. Based upon the information and accounting literature cited above, rail grinding appears to be a normal repair and maintenance activity.

Furthermore, it appears that the capitalization of rail grinding costs could result in the overstatement of depreciable rail assets on your balance sheet. In this regard, we note that you grind certain of your rail lines multiple times within an annual period. However, the costs attributable to grinding are grouped with rail for depreciation purposes. As such, it appears that grinding costs are depreciated over a period of time that extends well beyond the period of associated benefits. In addition, based upon your response to our prior comment number 4, it does not appear that your accumulated grinding costs are contemplated in your estimates of the historical rail installation costs that should be charged to fixed assets and accumulated depreciation upon rail retirement. Therefore, it is unclear to us when and how grinding costs are appropriately retired.

Based upon the observations noted above, we believe that you should expense costs attributable to rail grinding as normal maintenance as incurred. We also believe that you should re-evaluate whether the costs associated with all other activities that are required to maintain the condition of your depreciable road assets through the end of their expected lives qualify for capitalization.

8. Refer to your response to our prior comment number 7. We note that track lining projects involve the addition of ballast to existing track structure to comply with Federal Railroad Administration track standards. We note further that you capitalize the costs attributable to track lining as you believe that the replacement of deteriorated, buried, and shifted ballast reflects both the installment of a new asset and the retirement of an old asset. In this regard, please clarify for us whether the historical cost of ballast that is replaced as part of your track lining projects is removed from your gross property and equipment and accumulated depreciation balances in connection with new track lining projects.

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You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief